Exhibit 23.3

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

The undersigned firm of Independent Petroleum Engineers, of West Perth, WA, Australia, knows that it is named as having prepared a constant dollar evaluation dated March 2, 2011 of the Australian interests of Magellan Petroleum Corporation, and hereby gives its consent to the use of its name and to the use of the said estimates.

RISC Pty Ltd.

/s/ Peter Stephenson
Peter Stephenson, Partner

June 14, 2011